Zentek Reports on Annual Financial Statements
and Audit Committee

Guelph, ON - June 29, 2023, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a graphene technology development and commercialization company announces the filing of its audited consolidated financial statements for the financial year and quarter ended March 31, 2023 (the "2023 Annual Financial Statements").

Over-Impairment of Albany Graphite Project

As previously announced in its press release of December 23, 2021, the Company, in connection with a review by Staff of the Ontario Securities Commission, conducted an impairment analysis on its Albany Graphite Project in Northern Ontario and determined at the time that the recoverable amount and carrying value of the Albany Graphite Project as at September 30, 2021 was negligible, and accordingly the value of the asset was impaired to Nil. During the preparation of the 2023 Annual Financial Statements, while reviewing the accounting under the International Financial Reporting Standards ("IFRS") and the valuation of the Albany Graphite Project with the auditors at BDO Canada LLP, management determined that the Albany Graphite Project was over-impaired and had a minimum value of $7,000,000. Additionally, management determined that the impairment and the results of operations and cash flows related to the Albany Graphite Project did not qualify to be presented as discontinued operations under IFRS 5 since the Albany Graphite Project was not abandoned.

Consequently, the Company has restated the comparative consolidated financial statements to account for the additional $7,000,000 minimum value of the Albany Graphite Project. The restatement had no impact on the opening statement of financial position as at April 1, 2021, however an additional $7,000,000 has been added to the consolidated statement of financial position as at March 31, 2022 and the consolidated statement of loss and comprehensive loss, changes in shareholders' equity and cash flows for the year ended March 31, 2022, as set out in Note 23 to the 2023 Annual Financial Statements.

Audit Committee Composition

The Company also reports that it has received a deficiency letter from Nasdaq Stock Market LLC ("NASDAQ") dated June 29, 2023, stating that the Company no longer complies with NASDAQ's audit committee requirement under Listing Rule 5605 that its audit committee be comprised of at least three independent directors. Frank Klees, an independent director, resigned from the Company's board and audit committee effective June 1, 2023, and was replaced by Ms. Lisa Sim, after her appointment effective the same day. Ms. Sim does qualify as an independent director under Canadian securities law but does not meet the independence requirements of NASDAQ Listing Rule 5605(a)(2) or Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 in order to act on the audit committee, as she is a partner at a law firm that provides services to the Company. However, consistent with Listing Rule 5605(c)(4), NASDAQ will provide the Company a cure period in order to regain compliance of until the earlier of the Company's next annual shareholders' meeting or November 28, 2023.

The Board has an active search ongoing to locate an additional independent director who will be a suitable replacement for Ms. Sim on the Company's audit committee.  The Company intends to submit to NASDAQ documentation, including biographies of any new directors, evidencing compliance with the rules by the Company's next annual shareholders' meeting.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development and commercialization of graphene-based novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGuard, is shown to have 99-per-cent anti-microbial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGuard production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

For further information:

Mitch Swergold

Tel: (917) 930-8723

Email: mswergold@zentek.com

Francis Dube

Tel: (289) 821-2820

Email: fdube@zentek.com

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.